ON POINT RESOURCES, LLC

3602 S. Garland Rd.
Enid, OK 73703
580-822-1145

2/20/20

US Energy Corporation
675 Bering, Ste. 100
Houston, TX 77057

Attn: Ryan Smith, CEO

Re: USEG Reserve Report "as of" 1/01/20

Dear Ryan:

As per your request, I have evaluated remaining reserves for 91 wells in North Dakota and 35 wells in Texas. The economic value as of January 1, 2020 uses the 2019 average SEC price forecast assumptions confirmed by industry websites and documented in attachment. A summary table with each well's value along with other reports including the calculation of 2019 OPEX and price differentials are attached in support this evaluation.

USEG - 2019 SEC Price Forecast

	SEC $/BO	SEC $/MCF
1/1/2019	$45.41	$3.23
2/1/2019	$55.26	$2.83
3/1/2019	$55.80	$2.93
4/1/2019	$61.59	$2.69
5/1/2019	$63.60	$2.60
6/1/2019	$53.50	$2.47
7/1/2019	$59.09	$2.35
8/1/2019	$53.95	$2.23
9/1/2019	$55.10	$2.29
10/1/2019	$53.62	$2.33
11/1/2019	$56.20	$2.68
12/1/2019	$55.17	$2.33
2019 Avg	**$55.69**	**$2.58**

Per R-S 1st of Month WTI & HH

RESERVE VALUE "As Of" January 1, 2020

ND PDP Reserves	(PV10%)	$ 6,967,380	(590,850 BO & 603,730 MCF Net)
TX PDP Reserves	(PV10%)	$ 5,104,820	(216,650 BO & 525,530 MCF Net)
Total PDP Reserves	**(PV10%)**	**$ 12,072,200**	**(807,510 BO & 1,129,260 MCF Net)**

DISTRIBUTION OF RESERVES & VALUE BY STATE



USEG Net MBO
590.9
216.7
Texas
North Dakota



USEG Net MMCF
603.7
525.5
Texas
North Dakota



USEG 1/1/20 PV(10%) $M
$6,967
$5,105
Texas
North Dakota

DISTRIBUTION OF VALUE BY OPERATOR



USEG 1/1/20 PV(10%) $M
33.1%
49.9%
8.7%
2.8%
1.2%
1.4%
0.4%
0.1%
0.5%
0.7%
1.1%
ZAVANNA
CML EXPLORATION, LLC
CRIMSON EXPL
WHITING O & G
MUREX
EOG
PETRO HUNT DAKOTA
BRUIN
WCS OIL AND GAS
XTO
SLAWSON

Monthly production was updated through 11/30/19 for all wells. A rigorous analysis of OPEX is provided as an attachment to this report based on net costs from USEG accounting that were "grossed up" for input into the economics program. OPEX was forecast with fixed and variable costs with workover cost models applied to the producing wells based on analysis of 2019 costs. A comparison of 2019 actual and 2020 forecast OPEX costs is documented and was confirmed by USEG management. Consistent with prior reports, abandonment and salvage costs were not applied for lack of material impact based on analysis of longer well lives and confirmed with USEG management.

Wellhead oil price averaged $51.34/BO throughout the economic life of the properties and included deductions for transportation & quality. Wellhead gas price averaged $3.60/MCF throughout the economic life of the properties and included deductions for marketing, transportation & quality. Supporting documents for price assumptions, differentials and operating costs are included in support of this evaluation.

USEG NON-OP PRODUCT PRICE DIFFERENTIALS FOR YE 2019

ST	OPERATOR	Oil 12/18 - 11/19 Actual $/BO	Oil 12/18 - 11/19 WTI NYMEX $/BO	Oil 12/18 - 11/19 Differential $/BO	Gas & NGL 12/18 - 11/19 Actual $/MCF	Gas 12/18 - 11/19 HH NYMEX $/MCF	Gas & NGL 12/18 - 11/19 Differential %
ND	BRUIN	$52.49	$56.12	-$3.63	$5.35	$2.72	97%
ND	EOG	$50.76	$56.12	-$5.36	$2.77	$2.72	2%
ND	MUREX	$51.38	$56.12	-$4.74	$3.70	$2.72	36%
ND	PETROHUNT	$51.82	$56.12	-$4.30	$2.42	$2.72	-11%
ND	SLAWSON	$49.93	$56.12	-$6.19	$2.68	$2.72	-1%
ND	WHITING	$48.74	$56.12	-$7.38	$2.59	$2.72	-5%
ND	XTO	$58.15	$56.12	$2.03	$3.18	$2.72	17%
ND	ZAVANNA	$49.14	$56.12	-$6.98	$4.81	$2.72	77%
TX	CML	$58.23	$56.12	$2.11	$2.45	$2.72	-10%
TX	CRIMSON	$58.42	$56.12	$2.30	$3.79	$2.72	39%
TX	WCS	$58.14	$56.12	$2.02	$1.75	$2.72	-36%

Proven Developed Oil and Gas reserves, as shown in the E-mailed reports, are reserves that geological and engineering data indicate to be recoverable from known oil and gas reservoirs through existing wells with existing operating methods.

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The title to the property has not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

Information included in this report includes the graphical decline curves, historical and projected production and cash flow economic results, and miscellaneous individual well information. Additional information reviewed will be retained and is available for review at any time. I can

take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Reserve classifications conform to the 2007 SPE/WPC/AAPG/SPEE Petroleum Resource Management System (SPE-PRMS) which are available for review in a 49 page document at www.spee.org/images/PDFs/ReferencesResources/Petroleum_Resources_Management_System_2007.pdf. A 5 page abbreviated summary of the proved reserve classes is attached to the report.

Sincerely,

Don Jacks

STATE OF TEXAS
DONALD C. JACKS
73499
REGISTERED
PROFESSIONAL ENGINEER

Don Jacks, Texas Professional Engineer 73499